PRICING SUPPLEMENT NO. 5 DATED JANUARY 8, 1998          RULE 424(b)(3)
                                                        FILE NO. 33-55953

(TO PROSPECTUS DATED MAY 24, 1995 AND
PROSPECTUS SUPPLEMENT DATED JUNE 27, 1995)

                         AVCO FINANCIAL SERVICES, INC.

                          MEDIUM-TERM NOTES, SERIES G

--------------------------------------------------------------------------------

Trade Date: January 8, 1998               Interest Rate:  Prior to January 23, 2001 - 5.75%.
Original Issue Date: January 23, 1998                     On and after January 23, 2001, as
Principal Amount: $200,000,000                            described on the Attachment under
                                                          "Interest Rate and Interest Payment Dates"
Issue Price: 99.796%                      Form:           [X] Book-Entry  [ ] Certificated
Maturity Date: January 23, 2006, subject  Interest Payment
to mandatory repayment of principal to    Dates:           January 23 and July 23 of
existing holders pursuant to the Call                      each year, commencing July 23, 1998
Option and Put Option described on
the Additional Terms Attachment to this
Pricing Supplement (the "Attachment")

CUSIP No.: 05353CCB9
--------------------------------------------------------------------------------
Call Option:                              Repayment/Put Option:
  The Notes may be called by the                The Notes may be repaid pursuant to the
  Callholders prior to maturity, as             Put Option prior to maturity as described on
  described on the Attachment under "Call       the Attachment under "Call Option; Put
  Option; Put Option"                           Option"

Original Issue Discount Note:  / / Yes    /X/ No

--------------------------------------------------------------------------------
Agents: Morgan Stanley & Co. Incorporated
            UBS Securities LLC
                Citicorp Securities, Inc.

Agent acting in the capacity as indicated below:

           / / Agent                     /X/ Principal

If as principal:

            / / The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

            /X/ The Notes are being offered at a fixed initial public offering price of 99.796% of principal amount. See under "Underwriting" on the Attachment

On January 8, 1998, the Company increased the authorized amount of Medium-Term Notes, Series G, from $700,000,000 to $1,100,000,000 (based upon the aggregate initial public offering price or purchase price and subject to further increase from time to time to such larger amount as may be authorized by the Company), of which an aggregate of $700,000,000 of such Notes has been issued prior to the date of this Pricing Supplement.

Other Provisions: See the Attachment

        CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF NOTES TO STABILIZE THEIR PRICE, THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                          ADDITIONAL TERMS ATTACHMENT

        This Additional Terms Attachment constitutes a part of Pricing Supplement No. 5 dated January 8, 1998 of Avco Financial Services, Inc. and contains a description of additional terms and provisions applicable to the tranche of Medium-Term Notes, Series G (the "Notes"). The Notes are described in the Prospectus and the Prospectus Supplement for the Medium-Term Notes, Series G, referenced above, and reference is made thereto for a detailed summary of additional provisions of the Notes. The Notes are Fixed Rate Notes as described in the Prospectus Supplement, subject to and as modified by the Coupon Reset Process and other provisions described below. The description of the particular terms of the Notes set forth in this Pricing Supplement supplements, and to the extent inconsistent therewith replaces, the description of the terms and provisions of the "Debt Securities" in the Prospectus and the "Notes" in the Prospectus Supplement. Capitalized terms used but undefined herein shall have the meanings given such terms in such Prospectus and Prospectus Supplement.

                     SUPPLEMENTAL DESCRIPTION OF THE NOTES

INTEREST RATE AND INTEREST PAYMENT DATES

        The Notes will bear interest at the rate of 5.75% from January 23, 1998 to but excluding January 23, 2001 (the "Coupon Reset Date"). Interest on the Notes is payable semi-annually on January 23 and July 23 of each year, commencing July 23, 1998 (each an "Interest Payment Date"). Interest will be calculated based on a 360 day year consisting of twelve 30 day months. On each Interest Payment Date, interest shall be payable to the persons in whose name the Notes are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date (a "Record Date"). If a Callholder (as defined below) elects to purchase an applicable principal amount of Notes pursuant to its Call Option, the Calculation Agent (as defined below) will reset the interest rate effective on the Coupon Reset Date for such Notes, pursuant to the Coupon Reset Process described below. In such circumstance, (i) the applicable principal amount of Notes will be purchased by such Callholder at 100% of the principal amount thereof on the Coupon Reset Date, on the terms and subject to the conditions described herein (interest accrued to but excluding the Coupon Reset Date will be paid by the Company on such date to the holders on the most recent Record
Date), and (ii) on and after the Coupon Reset Date, such Notes will bear interest at the rate determined by the Calculation Agent in accordance with the procedures set forth under "--Coupon Reset Process if Notes are Called" below. "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or regulation to be closed.

MATURITY DATE

        The Notes will mature on January 23, 2006 (the "Maturity Date"). On January 23, 2001, holders of the Notes will be entitled to receive 100% of the principal amount thereof from (i) a Callholder, if such Callholder purchases an applicable principal amount of Notes pursuant to its Call Option or (ii) the Company, by exercise of the Put Option by the Trustee for and on behalf of the holders of the remaining Notes, if the Callholder does not purchase such Notes pursuant to the Call Option. If the Call Option is not exercised or the Call Price is not paid, the Trustee is required to exercise the Put Option without the consent of, or notice to, the holders of the Notes. See "--Call Option; Put Option."

        FOR PERSONS HOLDING THE NOTES (OR AN INTEREST THEREIN) ON OR PRIOR TO JANUARY 23, 2001, THE EFFECT OF THE OPERATION OF THE CALL OPTION AND PUT OPTION WILL BE THAT SUCH HOLDERS WILL RECEIVE 100% OF THE PRINCIPAL AMOUNT OF SUCH NOTES ON JANUARY 23, 2001.

CALL OPTION; PUT OPTION

        (i) Call Options. The "Callholder" will be Morgan Stanley & Co. Incorporated with respect to $125,000,000 principal amount of the Notes and will be Union Bank of Switzerland, London Branch, with respect to $75,000,000 principal amount of the Notes. Pursuant to the terms of the Notes, each Callholder, by giving notice to the Trustee (a "Call Notice") has the right to purchase the applicable principal amount of Notes, such applicable principal amount to be purchased in whole but not in part by such Callholder, on the Coupon Reset Date (a "Call Option"), at a price equal to 100% of the principal amount thereof (a "Call Price") (interest accrued to but excluding the Coupon Reset Date to be paid by the Company on such date to the holders on the most recent Record Date). Such Call Notice shall be given to the Trustee, in writing, prior to 4:00 p.m., New York time, no later than fifteen calendar days prior to the Coupon Reset Date for the Notes.

        In the event a Callholder exercises its rights under the Call Option, unless terminated in accordance with its terms, (i) not later than 2:00 p.m., New York time on the Business Day prior to the Coupon Reset Date, such Callholder shall deliver the Call Price in immediately available funds to the Trustee for payment of the Call Price on the Coupon Reset Date and (ii) the holders of the applicable principal amount of Notes will be required to deliver and will be deemed to have delivered such Notes to the applicable Callholder against payment therefor on the Coupon Reset Date through the facilities of the Depositary. In the event that less than all the Notes are subject to the exercise of the Call Option, thereupon the Trustee shall select, by lot, or in any manner it shall deem fair, the Notes to be so called. No holder of any Notes or any interest therein shall have any right or claim against a Callholder as a result of such Callholder purchasing or not purchasing the Notes.

        Each Call Option with respect to an aggregate principal amount of Notes provides for certain circumstances under which such Call Option may be terminated. If a Call Option terminates or if the applicable Callholder fails to pay the Call Price to the Trustee at or prior to the required time, the

Trustee shall exercise the Put Option described below. The Trustee shall send notice to the holders that it is exercising the Put Option as required by the Note.

        (ii) Put Option. If the applicable Callholder does not exercise its Call Option or fails for any reason to purchase the applicable principal amount of Notes on the Coupon Reset Date, the Trustee will be obligated to exercise the right of the holders of such Notes to require the Company to purchase such Notes, in whole but not in part (a "Put Option"), on the Coupon Reset Date at a price equal to 100% of the principal amount thereof (a "Put Price"), plus accrued but unpaid interest to but excluding such Coupon Reset Date in each case, to be paid by the Company to the holders on the Coupon Reset Date. If the Trustee exercises the Put Option then the Company shall deliver the Put Price in immediately available funds to the Trustee by no later than 12:00 p.m. New York time on the Coupon Reset Date and the holders of the Notes will be required to deliver and will be deemed to have delivered the Notes to the Company against payment therefor on the Coupon Reset Date through the facilities of the Depositary. By its purchase of Notes, each holder irrevocably agrees that the Trustee shall exercise the Put Option relating to such Notes for or on behalf of such Notes as provided herein. No holder of any Notes or any interest therein has the right to consent or object to the exercise of the Trustee's duties under the Put Option.

        The transactions described above will be executed on the Coupon Reset Date through the Depositary in accordance with the procedures of the Depositary, and the accounts of participants will be debited and credited and the Notes delivered by book-entry as necessary to effect the purchases and sales thereof. For further information with respect to the transfers and settlement through the Depositary, see "Description of the Notes--Book-Entry Notes" in the above-referenced Prospectus Supplement.

COUPON RESET PROCESS IF NOTES ARE CALLED

        The following discussion describes the steps to be taken in order to determine the interest rate to be paid on Notes to new holders on and after the Coupon Reset Date in the event the Call Option has been exercised with respect to such Notes.

        Under the Notes and pursuant to a Calculation Agency Agreement, Morgan Stanley & Co. Incorporated has been appointed the calculation agent for Notes subject to its Call Option and Union Bank of Switzerland, London Branch, has been appointed the calculation agent for Notes subject to its Call Option (in such capacity as calculation agent, each a "Calculation Agent"); provided, that such Calculation Agents shall act jointly on all matters in the event that both Callholders exercise their Call Options and the entire principal amount of the Notes are so called. If a Callholder for the applicable principal amount of Notes has exercised the Call Option as set forth above under "Call Option; Put Option", then the following steps (the "Coupon Reset Process") shall be taken in order to determine the interest rate to be paid on such Notes from and including such Coupon Reset Date to the Maturity Date. The Company and the applicable Calculation Agent shall use reasonable efforts to cause the actions contemplated below to be completed in as timely a manner as possible.

                (a) The Company shall provide the applicable Calculation Agent with a list (the "Dealer List"), no later than seven Business Days prior to the Coupon Reset Date, containing the names and addresses of five dealers, one of which shall be Morgan Stanley & Co.

        Incorporated in the event it exercises its Call Option and one of which shall be UBS Securities LLC in the event Union Bank of Switzerland, London Branch, exercises its Call Option, from which the Company desires the applicable Calculation Agent to obtain the Bids (as defined below) for the purchase of such Notes.

                (b) Within one Business Day following receipt by the Calculation Agent of the Dealer List, the applicable Calculation Agent shall provide to each dealer ("Dealer") on the Dealer List (i) a copy of the Pricing Supplement No. 5 dated January 8, 1998, together with the Prospectus Supplement dated June 27, 1995 and Prospectus dated May 24, 1995, relating to the offering of the Notes (collectively, the "Pricing Supplement"), (ii) a copy of the form of Notes and (iii) a written request that each such dealer submit a Bid to the Calculation Agent by 12:00 noon, New York time, on the third Business Day prior to the Coupon Reset Date (the "Bid Date"). "Bid" shall mean an irrevocable written offer given by a Dealer for the purchase of all of the Notes subject to the exercise of the Call Option, settling on the Coupon Reset Date, and shall be quoted by such Dealer as a stated yield to maturity on Notes ("Yield to Maturity"). Each Dealer shall also be provided with (i) the name of the Company, (ii) an estimate of the Purchase Price (which shall be stated as a US Dollar amount and be calculated by the Calculation Agent in accordance with clause (c) below), (iii) the principal amount of the Notes subject to the exercise of the Call Option and maturity of such Notes and (iv) the method by which interest will be calculated on such Notes.

                (c) The purchase price to be paid by any Dealer for the Notes subject to the exercise of the Call Option (the "Purchase Price") shall be equal to (i) the principal amount of the Note subject to the exercise of the Call Option, plus (ii) a premium (the "Notes Premium") which shall be equal to the excess, if any, of (A) the discounted present value to the Coupon Reset Date of a bond with a maturity of January 23, 2006 which has an interest rate of 5.45%, semi-annual interest payments on each January 23 and July 23, commencing July 23, 2001, and a principal amount equal to the principal amount of Notes subject to the exercise of the Call Option, and assuming a discount rate equal to the Treasury Rate over (B) such principal amount of Notes. The "Treasury Rate" means the per annum rate equal to the offer side yield to maturity of the current on-the-run five-year United States Treasury Security per Telerate page 500 at 11:00 a.m., New York time on the Bid Date (or such other date that may be agreed upon by the Company and the applicable Calculation Agent) or, if such rate does not appear on Telerate page 500 at such time, the rates on GovPx End-of-Day Pricing at 3:00 p.m., New York time on the Bid Date.

                (d) The applicable Calculation Agent shall provide written notice to the Company by 12:00 p.m., New York time on the Bid Date, setting forth (i) the names of each of the Dealers from whom such Calculation Agent received Bids on the Bid Date, (ii) the Bid submitted by each such Dealer and (iii) the Purchase Price as determined pursuant to paragraph (c) hereof. Except as provided below, the applicable Calculation Agent shall thereafter select from the Bids received the Bid with the lowest Yield to Maturity (the "Selected Bid") and set the Coupon Reset Rate equal to the interest rate which would amortize the Notes Premium fully over the term of the Notes at the Yield to Maturity indicated by the Selected Bid; provided, however, that if such Calculation Agent has not received a timely Bid from a Dealer on or before the Bid Date, the Selected Bid shall be the lowest of all Bids received by such time and; provided further that if any two or more of the lowest Bids submitted are equivalent, the Company shall in its sole discretion select any of such equivalent Bids (and such selected Bid shall be the Selected Bid). The applicable Calculation Agent will notify the Dealer that submitted the Selected Bid by 4:00 p.m., New York time on the Bid Date.

                (e) Immediately after calculating the Coupon Reset Rate for the Notes subject to the exercise of the Call Option, the applicable Calculation Agent shall provide written notice to the Company and the Trustee, setting forth such Coupon Reset Rate. The Coupon Reset Rate for such Notes will be effective from and including the Coupon Reset Date.

                (f) The applicable Callholder shall sell such Notes to the Dealer that made the Selected Bid at the Purchase Price; such sale to be settled on the Coupon Reset Date in immediately available funds.

        The Calculation Agency Agreement provides that the applicable Calculation Agent for the Notes may resign at any time as Calculation Agent, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company may appoint a successor Calculation Agent for the applicable principal amount of Notes.

        Each Calculation Agent, in its individual capacity, may buy, sell, hold and deal in the Notes and may exercise any vote or join in any action which any holder of the Notes may be entitled to exercise or take as if it were not the Calculation Agent. Each Calculation Agent, in its individual capacity, may also engage in any transaction with the Company as if it were not the Calculation Agent.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain United States Federal income tax considerations relating to the purchase, ownership and disposition of the Notes by an initial holder of the Notes who purchases the Notes on the Original
Issue Date. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change. The discussion does not deal with all Federal tax considerations applicable to all categories of investors, some of which may be subject to special rules. In addition, this summary is limited to investors who will hold the Notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

        INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

        Prospective investors should note that no rulings have been or are expected to be sought from the Internal Revenue Service (the "Service") with respect to any of the Federal income tax considerations discussed below, and no assurance can be given that the Service will not take contrary positions.

TREATMENT OF NOTES

        Although there is no authority on point characterizing instruments such as the Notes, and the matter is not free from doubt, the Company believes the Notes should be treated as fixed rate debt instruments that mature on the Coupon Reset Date and the Company currently intends to so treat the Notes for Federal income tax purposes. So viewed, each holder should include in gross income the interest paid or accrued on the Notes in accordance with its usual method of accounting. Upon the sale, exchange, redemption or other disposition by a holder of Notes, the holder should recognize capital gain or loss equal to the difference between the amount realized from the disposition of the Notes (exclusive of amounts attributable to the payment of accrued interest not previously included in income, which will be taxable as ordinary income) and the holder's adjusted tax basis in the Notes at the time of the sale, exchange, redemption or other disposition. A holder's adjusted tax basis in the Notes generally will equal the holder's purchase price for such Notes. Pursuant to recently enacted legislation, in the case of a holder who is an individual, any capital gain recognized on the disposition of the Notes will generally be subject to U.S. Federal income tax at a rate of (i) 20%, if the holder's holding period in the Notes was more than 18 months at the time of such sale, exchange, redemption or other disposition, or (ii) 28%, if the holder's holding period in such Notes was more than one year, but not more than 18 months, at the time of such sale, exchange, redemption, or other disposition. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

        It is possible that, the Notes could be treated by the Service or a court as maturing on the Maturity Date rather than the Coupon Reset Date. Because of the Coupon Reset Process, if the Notes were treated as maturing on the Maturity Date, holders would be subject to certain Treasury Regulations dealing with contingent payment debt instruments (the "Contingent Debt Regulations"). Under the Contingent Debt Regulations, each holder would be required (regardless of such holder's usual method of accounting) to include in gross income original issue discount for each interest accrual period in an amount equal to the product of the adjusted issue price of the Notes at the beginning of each interest accrual period and a projected yield to maturity of the Notes. The projected yield to maturity would be based on the "comparable yield" (i.e., the yield at which the Company would issue a fixed rate debt instrument maturing on the Maturity Date, with terms and conditions otherwise similar to those of the Notes), which will be higher than the stated interest rate on the Notes prior to the Coupon Reset Date. In addition, the character of any gain or loss recognized on the sale, exchange, retirement or other disposition of the Notes could differ from that set forth in the preceding paragraph. For example, if the Contingent Debt Regulations applied, any gain recognized on the sale of the Notes would be treated as interest income, while any losses would generally be ordinary to the extent of previously accrued original issue discount, and any excess would be capital loss. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

FOREIGN HOLDERS OF NOTES

        Interest paid to a holder that is not a United States person (a "Foreign Holder") generally will not be subject to the 30% withholding tax generally imposed with respect to U.S. source interest paid to such persons, provided that such holder is not engaged in a trade or business in the United States in connection with which it holds such Notes, does not bear certain relations to the Company and fulfills certain certification requirements. Under such certification requirements, the holder must certify, under penalties of perjury, that it is not a "United States person" and is the beneficial owner of the Notes, and must provide its name and address. For this purpose, "United States person" means a citizen or resident of the United States, a corporation, partnership, or other entity created or organized in or under the laws of the United States or any State thereof (including the District of Columbia), an estate the income of which is includible in gross income for United States Federal income tax purposes, regardless of its source, or a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to all substantial decisions.

        A Foreign Holder generally will not be subject to Unites States Federal income tax with respect to any gain recognized upon the disposition of Notes unless (i) such gain is effectively connected with the conduct by the Foreign Holder of a trade or business in the United States, (ii) in the case of any individual holder, such Foreign Holder is present in the United States for 183 days or more in the taxable year during which the disposition occurs and certain other conditions are met or (iii) the Notes are treated as subject to the Contingent Debt Regulations and the holder fails to satisfy the certification requirements of the preceding paragraph.

BACKUP WITHHOLDING

        Payments made on the Notes and proceeds from the sale of Notes will not be subject to a "backup" withholding tax of 31% unless, in general, the holder fails to comply with certain reporting procedures and is not an exempt recipient under applicable provisions of the Code.

        Recently issued Treasury regulations (the "Final Withholding Regulations"), which are generally effective with respect to payments made after December 31, 1998, consolidate and modify the current certification requirements and means by which holders may claim exemption from United States federal income tax withholding on foreign persons and from backup withholding. Foreign Holders claiming benefits under an income tax treaty may be required to obtain a taxpayer identification number and to certify their eligibility under the treaty's limitation of benefits article in order to comply with the Final Withholding Regulations. Because the application of the Final Withholding Regulations will vary depending upon a holder's particular circumstances, all holders are urged to consult their own tax advisors regarding the application of the Final Withholding Regulations to them.

                                  UNDERWRITING

        Subject to the terms and conditions set forth in a Distribution Agreement, as amended and supplemented by a Terms Agreement (collectively, the "Distribution Agreement"), the Company has agreed to sell to each of the several Agents named below, and each of the Agents has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:


                AGENT                           PRINCIPAL AMOUNT OF NOTES
Morgan Stanley & Co. Incorporated ........              $75,000,000

UBS Securities LLC .......................              $75,000,000

Citicorp Securities, Inc.  ...............              $50,000,000

        Total ............................             $200,000,000
                                                       ============

        Under the terms of the Distribution Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken. The Distribution Agreement provides that the obligations of the Agents are subject to, among other things, the approval of certain legal matters by its counsel and to certain other conditions.

        The Company has been advised by the Agents that they propose to offer the Notes directly to the public initially at the public offering price set forth on the front cover page of this Pricing Supplement. After the initial public offering of the Notes, the offering price and other selling terms may be changed by the Agents.

        The Company has been advised by the Agents that the Agents intend to make a market in the Notes, but they are not obligated to do so and may discontinue market-making at any time without notice.

        The Company will indemnify the Agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Agents may be required to make in respect thereof.

        The Agents may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the Notes in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment transactions involve syndicate sales in excess of the offering size creating a syndicate short position. Stabilizing transactions permit bids to purchase the Notes so long as the bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Agents to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction. Such over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause prices of the Notes to be higher than they would otherwise be in the absence of such transactions. Neither the Company nor the Agents make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor the Agents make any representation that the Agents will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

        In the ordinary course of their respective businesses, affiliates of UBS Securities LLC and Citicorp Securities, Inc. have engaged, and may in the future engage, in commercial banking transactions with the Company and its affiliates.

        The settlement date for the purchase of the Notes will be January 23, 1998, as agreed upon by the Company and the Agents pursuant to Rule 15c6-1 under the Exchange Act.